

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2021

Johann Tse
Chief Executive Officer
Broad Capital Acquisition Corp
5345 Annabel Lane
Plano, TX 75093

> **Re: Broad Capital Acquisition Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 16, 2021**
> **File No. 333-258943**

Dear Mr. Tse:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed September 16, 2021

Cover Page

1.   We note your response to prior comment 1 and reissue it in part. Revise to disclose that your Chief Executive Officer and Chief Financial Officer have ties to China or Hong Kong or advise. Please also further revise your cover page to address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has impacted or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Business Combination with One or More Businesses in PRC, page 15

2. Please expand the disclosure you added in response to prior comment 2 to include a more complete discussion of the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits. For example, you currently do not mention the founders and owners or potentially applicable jurisdictional limits. We refer you to prior comment 2.

3. We note the statement in response to prior comment 4 that you believe you are not required to obtain permission from any PRC authorities to operate and issue securities to foreign investors. Please clarify whether your use of the term "operate" includes the process of searching for a target business.

Summary of Risk Factors, page 29

4. We note your response to prior comment 3. Please further revise the Summary of Risk Factors disclosure to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. Similarly, please include in the Summary of Risk Factors an acknowledgement that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors, page 33

5. We note your revised disclosures in response to prior comment 9. Please revise to also include in your Risk Factors section disclosure regarding the potential impact of more Chinese government oversight and control over offerings conducted overseas and /or foreign investment in China-based issuers and acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors
In the course of completing our business combination, we may become subject to a variety of laws and regulations in the PRC, page 52

6. We note disclosure at page 1 that you "currently intend to concentrate [y]our efforts identifying those businesses engaged with emerging and transformational technologies, focusing particularly on businesses operating within the general aviation and aerospace industry, and the unmanned aircraft systems and advanced air mobility industries." You also include disclosures regarding the manufacturing and general aviation industries in

your filing. As examples, we note your disclosures on the prospectus cover page and at pages 1 through 3. Please reconcile your disclosures. Additionally, please disclose whether you also intend to identify businesses in the blockchain sector for your initial business combination and clarify, if true, that there could be some uncertainty that a PRC-based target in the blockchain sector will be considered as an operator of critical information infrastructure, in the event that you consummate a business combination with a PRC-based target in the blockchain sector.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or in his absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Debbie Klis, Esq.